UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

COMMISSION FILE NUMBER 001-38455

MorphoSys AG
Semmelweisstrasse 7
82152 Planegg
Germany

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

On January 16, 2024, MorphoSys AG (the “Company”) published three notifications of major holdings from DWS Investment GmbH and Morgan Stanley.

Exhibits

99.1    Notification of Major Holdings from DWS Investment GmbH
99.2    Notification of Major Holdings from Morgan Stanley
99.3    Notification of Major Holdings from DWS Investment GmbH

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

    MORPHOSYS AG (Registrant)

Date: January 16, 2024     By:    /s/ i.A. Inge Altinger-Ralle
        Name: Inge Altinger-Ralle                Title:    Specialist Corporate Publishing

    By:    /s/ i.A. Robert Mayer
        Name: Robert Mayer
        Title:    Director Investor Relations